Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

Three Months Ended
March 31, 2015
Income from continuing operations before income tax benefit and cumulative effect of change in accounting principle	$20.6
Loss recognized on less than fifty percent owned persons	0.2
Noncontrolling interest in the income of subsidiary with fixed charges	(2.6)
$18.2
Fixed Charges:
Interest expense	$26.5
Portion of rents deemed to be interest	1.8
Capitalized interest	0.6
Amortization of debt expense	0.4
Fixed charges excluding capitalized interest	29.3
Earnings adjustments:
Capitalized interest	(0.6)
Earnings, as adjusted	$46.9
Ratio of earnings to fixed charges	1.6